
Otto
AMBROS
WCPL 1442
Otto
AMBROS
WCPL 1442
'Heroine' of FDA Keeps
Bad Drug Off of Market
Pharma
Based on the incredible true story of Dr. Frances Kelsey
and the 1960s thalidomide tragedy.

INVEST IN **FRANKIE'S STORY, LLC**

Pharma the Movie

LEAD INVESTOR



Deborah (Debbie) Vines Producer Partner at Pangea Pictures, LLC

I am a film producer with a passion to produce films that are entertaining, inspiring, and proclaim truth. Pharma is one of those stories. While historical, the tale is as relevant today as it was the day Dr. Kelsey stood her ground against a pharmaceutical Goliath. In addition, the talent assembled on this film is impressive. I believe these team members possess both the passion and the abilities to produce a blockbuster film. With this rare combination of a true, inspiring, relevant script, and amazing talent, Pharma is destined to be both successful and impactful. I believe we are witnessing the birth of a classic film and I intend to have a front row seat. I hope that you will join me!

Invested $100,000 this round

pharmathemovie.com Atlanta GA

Highlights

1. A true story about courageous women that we believe will inspire and entertain audiences worldwide.

2. Thalidomide survivors are alive today in countries all over the world.

3. This film is well-positioned for global theatrical release and a worldwide audience.

4. We have the support of thalidomide survivors in the US who are eager to have their stories told.

5. Over $400,000 raised in just 30 days in one previous crowdfund.

6. Very involved and active fanbase on social media. Email subscriber list of over 7,000.

7. Executive team with a combined 40+ years experience in filmmaking, PR, business law, & distribution.

Our Team



Ashley Bratcher Producer

Award winning actress/producer/writer and star of the box office hit, Unplanned. Over a decade of filmmaking experience with 40+ credits in television and film.



Dori Zavala Producer/Legal

Award winning screenwriter and attorney with over 20 years' experience practicing business law and litigation. She also passed the Series 65 investment license exam and has acted as an Investment Adviser Representative.



Mark Fincannon Executive Producer/Casting Director

40 year veteran filmmaker & Emmy Award Winning Casting Director whose company has worked with legendary directors Steven Spielberg, David Lynch, & George Lucas to name a few. Casting 300+ features, 15 miniseries, & thousands of hours of television series.

More than a movie, Pharma is a movement.

In April of 2023, over 1,300 investors led the first crowdfund round for the production of the feature film, Pharma, totaling over $400,000. Due to popular demand, we've decided to issue a 2nd offering to invest in our project!

The script is based on the incredible true story of Dr. Frances "Frankie" Kelsey and her fight to keep a dangerous drug from being approved for the US market. Risking her career and family along the way, Frankie wages war against big Pharma in 1960, resisting intense pressure and threats from inside the FDA to expose the biggest unmonitored drug trial in US history.


Washington Post
Logline
In 1960 Dr. Frances Kelsey is thrown into a world where Big Pharma pulls the strings. When she takes a job with the FDA in the heart of Washington D.C., she must hunt for the truth to save the lives of thousands, fighting to keep a life-threatening drug off the market.
U.S. Captain
Linked to Malformed Babies
Genre
History | Drama | Biography
Rating
PG-13



Dr. Kelsey's heroic efforts are an example of what one person can do to prevent disaster and change the course of history.

> "I know that we are all most indebted to Dr. Kelsey. The relationship and the hopes that all of us have for our children, I think, indicate to Dr. Kelsey, I am sure, how important her work is and those who labor with her to protect our families. So, Doctor, I know you know how much the country appreciates what you have done."
>
> **-John F. Kennedy**



Frankie's story will inspire audiences for years to come and shine a light on the overlooked tragedy that has impacted tens of thousands of people around the world. Her battle was one of David and Goliath proportions: One woman taking on the billion-dollar pharmaceutical industry to expose corruption and prevent a national tragedy.

to date

SURVIVORS OF THALIDOMIDE

have not received full restitution.

Our goal is to highlight the courage of Dr. Kelsey and shine a light on one of history's hidden stories.



The ramifications of this historical event still linger today. Though Dr. Kelsey's efforts prevented a US disaster, many around the world suffered. To date, survivors of thalidomide have not received full restitution. Our goal is to highlight the courage of Dr. Kelsey and shine a light on one of history's hidden stories. We hope to encourage survivors, by showing them that their story has not gone unnoticed, and impact audiences to take action in the face of injustice.


Dr. Trent Stephens
01:00




03:00
Mark Harrelson

Pharma is an important and critically relevant story for this moment in history. As we emerge from a global pandemic and new information comes to light each day, Frankie's story highlights the risk of placing trust in huge corporations and government entities without proper oversight.


FRANKIE
(chuckles)
No. I just crossed out the Mr. wrote in Ms. and accepted the offer.
Script
It all starts with a good story...
"It's rare to find a script that is both well crafted and has come at the right time. With more scripts coming in and more movies getting made every year, it becomes increasingly rarer to hit both of those marks. I can honestly say that Pharma not only hits both of those marks, but does so in a way that makes this story transcend the page."
-Eclectic Pictures Script Analyst
NICHOLL FELLOWSHIPS
SCRIPT COMPETITION SECOND ROUNDER AUSTIN FILM FESTIVAL
WESCREENPLAY FEATURE QUARTERFINALIST
WESCREENPLAY DIVERSE VOICES FINALIST

In addition to an award winning feature length script, the proof of concept and short film, Pharma, has entered the 2023 festival circuit with multiple official selections, nominations, and category wins. The caliber of the project produced on a modest $50k budget, exhibits the skill and indie grit that the team brings to the table.


Wears No Makeup—Hates Housework
Dr. Kelsey Would Prefer to Retain Anonymity
STIFFER DRUG LAW URGED BY KENNEDY
Drug Market Guardian
Frances Oldham Kelsey
Award Winning Short Film // Pharma
Amidst the politically charged atmosphere of 1960s Washington D.C, two female doctors unveil


WINNER
Wine, Women & Film Festival
2023
WINNER
Show Low Film Festival
2023
Award Winner
Siff
2023
Award Winner
4TH DIMENSION
2023
wifta
OFFICIAL SELECTION
2023
AWARENESS FILM FEST
OFFICIAL SELECTION
CORONADO ISLAND
OFFICIAL SELECTION
2023
OFFICIAL SELECTION
Atlanta Women's Film Festival
2023
OFFICIAL SELECTION
INTERNATIONAL SOCIALCHANGE FILMFESTIVAL
2023
OFFICIAL SELECTION
Flagstaff International Film Festival
2023
OFFICIAL SELECTION
The Women's Independent Film & Television Festival
2023
Simple Jane Films
Dear Doctor:
On December 5th, 1961 we advised you of the possible relationship of congenital malformations observed abroad in offsprings of certain patients who had taken thalidomide (Kevadon in Canada) early in pregnancy. This letter is to summarize the current status.
Earlier today, Dr. Kelsey told a Senate subcommittee that thalidomide was available for experimental use by certain American physicians for nearly a year after she had first suspected it might affect unborn babies.
Thalidomide was withdrawn
Busy with Two Jobs
low heels. Her short, straight hair is cut in a somewhat mannish style. She answered a Senate subcommittee's questions readily yesterday, but there is a shy quality about her, too.
She dislikes housework, likes to play tennis and she reads widely. She prepares the family meals, but does not

Lead Producer, Ashley Bratcher, is an award winning actress and the star of the box office hit Unplanned. Unplanned premiered at number 4 its opening weekend in the box office among major Hollywood Studio competition including Captain Marvel, Us, and Dumbo. According to Box Office Mojo, the film took in an estimated $6,110,000 at the end of the weekend, with a cumulative per-screen average of $5,770 on just 1,059. To date, it has grossed over $21 million dollars off of a modest $6 million dollar budget.

Ashley's heart for telling true stories that encourage positive change has been the driving force for bringing Pharma to the screen. In 2020, Ashley founded her own production company, Simple Jane Films, to focus on creating content about ordinary women with extraordinary stories. She is backed by an executive team with a combined 40+ years experience in filmmaking. Their areas of expertise include screenwriting, production, casting, public relations, marketing, business law, and distribution.


Production Team
ASHLEY BRATCHER
PRODUCER
CEO of Simple Jane Films, award winning actress, producer, and star of the box office hit, Unplanned. Ashley is a Campbell University Bachelor of Arts cum laude graduate, and an honorary Notre Dame Alumni. She has worked in the film industry for over a decade with 40+ film and television credits to her name. In addition to her work on screen, Ashley is dedicated to
DORI ZAVALA
PRODUCER
Dori is a producer, screenwriter, and an attorney. She graduated from Northwestern University with a B.A. in Political Science/International Studies and from the University of Arizona College of Law cum laude with a juris doctor degree. Dori has over 20 years experience practicing business law and litigation. She also
MARK FINCANNON
EXECUTIVE PRODUCER
Mark is a 40 year veteran filmmaker and Emmy Award Winning Casting Director. He and his company, Fincannon and Associates, have worked with such legendary directors as Steven Spielberg, Taylor Hackford, William Friedkin, David Lynch, and George Lucas to name a few. They have been responsible for casting over 200 feature films, 100 television movies,
NICOLE WEIDER
EXECUTIVE PRODUCER
Nicole is an executive producer, actress, and owner of Weider Entertainment. Her previous work includes Switched, starring Denise Richards and John Schneider which was bought and Released through Vertical Entertainment. Nicole also executive produced Catching Faith 2 starring Bill Engvall which was


positive change. Her philanthropic efforts include founding a scholarship fund to provide financial and material assistance to mothers seeking to continue their education.
and has acted as an Investment Adviser Representative. She is also the CEO of Athena Ink, a production company dedicated to telling the untold stories of strong women heroes throughout history.
thousands of hours of television series. Mark is a member of the Academy of Television of Arts & Sciences. A few of his other most notable films are Ray, The Prince of Tides, Miracles from Heaven, The Patriot, and The Blindside.
Entertainment, an AMC subsidiary. Nicole is an active member of Women in Film. One of her missions is to highlight strong women's stories through film.

Our goal is to raise $5 million dollars for the development, production, post production, and attachment of key talent through our crowdfund raise. Part of this budget will be allocated to ongoing development, with the remaining balance allocated towards production and distribution. At the $2 million dollar mark, the film will begin pre-prodution and start filming. If you decide to invest, you'll be raising awareness that this story should be seen on screens around the world.


I immediately knew that
THIS WAS A STORY THAT NEEDED TO BE TOLD
so I got to work on the script.
The more I learned, the more I wanted to share it with the world.
-Dori Zavala (Screenwriter)

Though investing in movies is incredibly risky, and a return on investment can never be guaranteed, we feel that the profitability of biopics has remained consistent over the years. Films such as Hidden Figures, Erin Brockovich and The Imitation Game have realized enormous profits at the box office. These kinds of movies often become classics, proving the test of time, and creating more downstream revenue for years to come.


ROY NULSEN, M.D.
Comparables


Pharma is a 3 quadrant film, appealing to men and women over 25 as well as females under 25.
< 25 Females
< 25 Males
> 25 Females
> 25 Males
HIDDEN FIGURES
THE IMITATION GAME
JACKIE
HIDDEN FIGURES
Budget $25,000,000
US Gross..................$169,607,287
Worldwide Gross.....$235,956,898
Nominated for 3 Academy Awards. Another 37 wins & 85 nominations.
THE IMITATION GAME
Budget $14,000,000
US Gross..................$91,125,683
Worldwide Gross......$233,555,708
Nominated for 8, Won 1 Academy Award. Another 21 wins & 70 nominations.
JACKIE
Budget $9,000,000
US Gross...................$13,960,394
Worldwide Gross........$24,270,399
Nominated for 3 Academy Awards Another 44 wins & 165 nominations.


Comparables
BIG EYES
SPOTLIGHT
JUST MERCY
The Post
BIG EYES
Budget $10,000,000
US Gross....................$14,482,031
Worldwide Gross........$29,253,166
Won 1 Golden Globe Award. Another 44 wins & 165 nominations.
SPOTLIGHT
Budget $20,000,000
US Gross.....................$45,055,776
Worldwide Gross........$98,690,254
Nominated for 6, Won 2 Academy Award. Another 21 wins & 92 nominations.
JUST MERCY
Budget $25,000,000
US Gross...................$36,001,502
Worldwide Gross.......$50,401,502
Nominated for 8, Won 1 Academy Award. Another 21 wins & 70 nominations.
THE POST
Budget $50,000,000
US Gross.................$81,903,458
Worldwide Gross....$179,769,457
Nominated for 2 Academy Awards. Another 19 wins & 111 nominations.

**Success in other projects does not guarantee success in Pharma. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.*

Pharma is a story of investigative action, emotional drama, high stakes, and courage. This is your chance to be a part of movie history, creating a legacy with a movie that explores history while entertaining, engaging, and inspiring its audience.




01:00
Ashley Bratcher

In addition to making a really amazing movie, we've always wanted to build a community where our fans and investors feel connected to our project beyond just a dollar amount. We want you to be able to share this journey with us and have an experience that makes you excited and proud to be a part of the Pharma investor family.


Pharma
YOUR PERKS JUST GOT EVEN BETTER.

$100: Access to **INVESTOR ONLY live virtual roundtable discussions** with the filmmakers to discuss behind the scenes, chat with special guests, and participate in Q&A.

$500: Full Credit Roll Mention. Ever wanted to see your name on the big screen? This perk will get your name listed in the Cinema version credit roll!

$1,000: BE IN THE MOVIE! You'll receive a guaranteed spot to join us for a day of filming as an extra in the movie! At this level, you'll also be entered to win the ultimate prize of a speaking role in the film.*

$5,000: Receive a **signed copy of the Pharma film poster** and **early, exclusive access** to the Director's Cut of the Trailer for the film before it is released to the public.

$10,000: Get a first look at the script! This script has been kept top secret. With this perk, you'll be granted exclusive access to read the script before it makes its way to the big screen. Additionally, you'll receive a signed copy of a shooting script upon release of the movie.**

$20,000: Invitation to the World Premiere! You'll join us on the red carpet as we celebrate the opening of the film. Mingle with celebrities and be the first to watch the story come to life on the big screen!**

$50,000: Own a piece of movie memorabilia! This perk is for our movie buffs who love collector's items! In addition to receiving your choice of a Limited Edition NFT or autographed movie still from the feature, you'll be gifted a one of a kind prop following the release of the film.

$100,000: Associate Producer Credit and a day on set! Enjoy a full day on set with your own seat in video village with our team where you'll watch the script come to life before your eyes. You'll also receive an associate producer credit that will be included in listings on IMDB and in the cinema version credit roll of the film.*

$250,000: Our top investors earn a prestigious Executive Producer Credit that will be included in listings on IMDB and the cinema version credit roll of the film. In addition to a full day on set, Our **Executive Producers will receive 2 VIP passes for the world premiere that includes a private meet and greet with the stars and a trip down the red carpet.***

**Travel and lodging not included. **A signed NDA will be required prior to receiving a copy of*

the script.